                                                               EXHIBIT 99(a)(11)

STONE RIVET, INC. AND ENVIRONMENTAL SYSTEMS PRODUCTS, INC. OBTAIN NEW FINANCING
                                 COMMITMENTS FOR
                        TENDER OFFER FOR ENVIROTEST STOCK


     East Granby, Connecticut - October 2, 1998 - Stone Rivet, Inc. and Environmental Systems Products, Inc. ("ESP") announced today that ESP, together with its proposed parent company, Environmental Systems Products Holdings Inc. ("ESPH"), has entered into financing commitments with Credit Suisse First Boston ("CSFB"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and certain affiliates of each of CSFB and DLJ to provide financing for the acquisition by Stone Rivet, an indirect, wholly owned subsidiary of ESP, of Envirotest Systems Corp. (AMEX: ENR), and repay or repurchase certain outstanding indebtedness of ESP and Envirotest. Stone Rivet's cash tender offer for all of the outstanding Class A common stock of Envirotest at $17.25 per share is scheduled to expire at 12:00 midnight, Eastern Standard Time, on Tuesday, October 13, 1998, unless extended.

     In connection with the financing, (i) CSFB and DLJ have agreed to provide ESPH a $435 million senior secured credit facility, (ii) affiliates of CSFB and DLJ have agreed to purchase $100 million of senior subordinated notes of ESPH and (iii) affiliates of DLJ have agreed to purchase $100 million of senior discount notes of a newly formed holding company which will own ESPH. Funds advised by Alchemy Partners, a U.K.-based private equity investment partnership, will contribute $80 million of new equity.

     The new financing arrangements are subject to various conditions, including agreement upon definitive documentation that will include customary representations, warranties, covenants, conditions and other provisions, including a condition that since August 12, 1998 there shall not have occurred and be continuing any material adverse change in banking or capital markets that has had a material adverse effect on the syndication of leveraged bank credit facilities. The commitments of CSFB and DLJ to provide the senior secured credit facility expire on October 15, 1998. The agreements of affiliates of CSFB and DLJ to purchase the senior subordinated notes and the senior discount notes expire on October 9, 1998 unless definitive documentation with respect to the notes has been executed and delivered by that time.

     The prior financing commitment of CSFB dated August 12, 1998 will remain in effect until October 15, 1998. ESP has agreed with CSFB, however, that the commitment will be available to ESP only in the event that the parties are unable to consummate tbe financing under the senior secured credit facility, the senior subordinated notes and the senior discount notes and the conditions to the prior financing commitment are satisfied.